

03052219

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SECURITIES [illegible] ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Passport Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1440 Chapin Ave., #330
(No. and Street)

Burlingame	California	94010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Negus, President — 650-373-4710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vocker Kristofferson and Co.
(Name – *if individual, state last, first, middle name*)

1700 S. El Camino Real, #406	San Mateo	California	94402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony J. Negus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Passport Securities, Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public



BRIAN J. GINNA
Commission # 1308525
Notary Public - California
San Mateo County
My Comm. Expires Jun 10, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Vocker Kristofferson and Co.
1700 S. El Camino Real, Suite 406
San Mateo, CA 94402
(650) 574-5000 • FAX (650) 574-2334

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Passport Securities, Inc.

We have audited the accompanying consolidated balance sheet of Passport Securities, Inc., and Subsidiaries (the Company) as of September 30, 2003, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Passport Securities, Inc. and Subsidiaries as of September 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vocker Kristofferson and Co.

November 11, 2003
San Mateo, California

Passport Securities, Inc.
Consolidated Balance Sheet
September 30, 2003

ASSETS

Cash	$ 448,182
Clearing company deposits	24,332
Receivable from broker dealer and clearing organizations	352
Marketable securirities	
Marketable, at market value	10,750,950
Not readily marketable, at fair market value	100,000
Interest receivable	9,014
Dividends receivable	2,790
Furniture and equipment, net of depreciation of $10,207	-
Prepaid expenses	10,198
Goodwill	109,021
Deferred tax asset	59,143
	$ 11,513,982

LIABILITIES AND SHAREHOLDER'S EQUITY

Notes payable	$ 9,471,012
Accounts payable - Trade and other	6,682
Commissions payable	407
Payable to affiliates	502,649
Taxes payable	47,605
	10,028,355
Contingencies - see Note 8	-
Shareholder's equity:	
Common stock, Class A, voting 5,000,000 shares authorized, 1,000,000 shares issued and outstanding	893,365
Common stock, Class B, non-voting 1,000,000 shares authorized, 99,912 shares issued and outstanding	776,712
Paid in capital	198,350
Accumulated deficit	(382,800)
Total shareholder's equity	1,485,627
	$ 11,513,982

See accompanying notes to consolidated financial statements.

Passport Securities, Inc.
Consolidated Statement of Operations
for the Year Ended September 30, 2003

Revenues:	
Commissions, net of broker charges	$ 9,303
Realized gains on sales of securities	51,154
Unrealized gains on marketable securities	128,626
Fees	368,678
Dividends	6,700
Interest	20,869
Total revenues	585,330
Expenses:	
Commissions	5,289
Salaries and related payroll taxes	173,922
Depreciation	1,683
Organizational costs	2,034
Interest expense	140,230
Other general and administrative	100,368
Total expenses	423,526
Net income before income taxes	161,804
Provision for income taxes	63,167
Net income	$ 98,637

See accompanying notes to consolidated financial statements.

Passport Securities, Inc.
Consolidated Statement of Changes In Shareholder's Equity
for the Year Ended September 30, 2003

	Series A Common Shares	Series A Common Stock	Series B Common Shares	Series B Common Stock	Total Common Stock
Balance at September 30, 2002	1,000,000	$ 893,365	24,712	$ 24,712	$ 918,077
Issuance of stock at par value of $10 a share	-	-	75,200	752,000	752,000
Balance, at September 30, 2003	1,000,000	$ 893,365	99,912	$ 776,712	$ 1,670,077

	Common Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at September 30, 2002	1,024,712	$ 918,077	$ 139,232	$ (481,437)	$ 575,872
Issuance of stock at par value of $10 a share	75,200	752,000	-	-	752,000
Contribution of marketable equity securities	-	-	59,118	-	59,118
Net income	-	-	-	98,637	98,637
Balance, at September 30, 2003	1,099,912	$ 1,670,077	$ 198,350	$ (382,800)	$1,485,627

See accompanying notes to consolidated financial statements.

Passport Securities, Inc.
Consolidated Statement of Cash Flows
for the Year Ended September 30, 2003

Cash flows used in operating activities:	
Net income	$ 98,637
Adjustments to reconcile net income to net cash:	
Depreciation	1,683
Realized gains on marketable securities	(51,154)
Unrealized gains on marketable securities	(128,626)
Increase in receivable from broker-dealers and clearing organizations	(352)
Increase in interest receivable	(9,014)
Increase in dividends receivable	(2,790)
Increase in prepaid expenses	(501)
Decrease in deferred tax asset	246,441
Increase in taxes payable	47,605
Increase in payable to affiliates	502,649
Increase in commissions payable	407
Decrease in trade and other payables	(4,409)
Net adjustments	601,939
Net cash used in operating activities	700,576
Cash flows used in investing activities:	
Purchase of marketable securities	(21,171,170)
Proceeds from sales of marketable securities	10,500,000
Net cash used in investing activities	(10,671,170)
Cash flows provided by financing activities:	
Net proceeds from note payable	9,471,012
Contribution of marketable securities	59,118
Proceeds from stock issuances	752,000
Net cash provided by financing activities	10,282,130
Net increase in cash and equivalents	311,536
Cash, beginning of period	160,978
Cash, end of period	$ 472,514

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 140,230
Income taxes	$ 800
Reimbursement of income taxes from parent for use of net operating losses	$ 252,006

See accompanying notes to consolidated financial statements.

1. Description of business

Passport Securities, Inc. (the "Company"), a California corporation, is a wholly owned subsidiary of Passport Holding Corp. ("Holding"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers. The Company owns a 100% beneficial interest in First Acme Statutory Trust ("First Acme"), a Delaware business trust. First Acme owns a 100% interest in Zenia Mortgages LLC ("Zenia"), a Delaware limited liability company which invests in mortgage-backed securities. As part of investment transactions entered into by Zenia, Zenia acts as a nominee for fees due to unrelated third parties. For the fiscal year ended September 30, 2003, Zenia received, and subsequently paid to those third parties, fees totalling $6.5 million, which are not included in these financial statements. Financial information for the Company, First Acme and Zenia is presented on a consolidated basis. All intercompany balances and transactions have been eliminated in consolidation.

The Company's primary source of revenue is through distributions from First Acme arising from fees earned by Zenia's investments in mortgage-backed securities. The Company also receives revenues from commissions derived from the sale of listed and unlisted stocks and bonds, investment company products and insurance products. The Company sells these products throughout the United States.

2. Summary of significant accounting policies

The following is a summary of the Company's significant accounting policies:

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, money market funds and clearing company deposits. As of September 30, 2003, the Company maintained $399,062 of its cash balances in an account held by a regional bank, which is $299,062 in excess of the federally insured amount.

Securities owned

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Clearing company deposits

As established by SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, required deposits to a clearing organization are considered as a cash item in the computation of the broker's or dealer's net capital.

Furniture and equipment

Furniture and equipment are stated at cost. Depreciation is based on the straight-line method over estimated useful lives of five years.

2. Summary of significant accounting policies (continued)

Goodwill

Goodwill arose from the acquisition of the Company by Holding. Goodwill is valued at fair market value.

Commission revenue and expense

Securities transactions and related commission revenues and expenses and clearing expenses are recorded on a trade date basis.

Income taxes

The Company and its parent are part of a controlled group. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Variable interest entities

In January 2003, the FASB issued interpretation FIN No. 46, Consolidation of Variable Interest Entities ("FIN No. 46"). FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is the primary beneficiary of the entity. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The Company has no material interest in any variable interest entity.

3. Receivable from broker-dealers and clearing organizations

Amounts receivable from broker-dealers and clearing organizations at September 30, 2003, consists of the following:

Commissions receivable	$ 352

4. Notes payable

The Company has borrowed funds from a national broker/dealer firm to purchase marketable securities. The obligation is a non-recourse demand note which is secured by those marketable securities (the "Note"). The Note bears interest at the Broker Call Rate plus a margin of 0.5%, calculated on a daily basis.

5. Commitments

The Company leases its office space under a lease expiring June 30, 2006. Future minimum lease commitments are as follows:

Year Ended Sept. 30:	Amount
2004	$ 9,000
2005	9,000
2006	6,750
Total	$ 24,750

Rent expense for the year ended September 30, 2003 was $9,000.

6. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003, the Company had net capital of $859,534, which was $848,977 in excess of its required net capital of $10,557.

In management's opinion, the Company was exempt from the SEC's Customer Protection Rule 15c3-3 throughout the year ended September 30, 2003 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

7. Income taxes

The items comprising income tax expense are as follows:

Current tax provision:	
Federal	$ 43,166
State	14,439
Current tax provision	$ 57,605
Deferred tax provision:	
Federal	$ 5,702
State	(140)
Deferred tax provision	$ 5,565
Total provision for income taxes	$ 63,167

Total income tax expense differs from the amount which would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below:

Income tax expense at statutory federal income tax rate	$ 55,010
State taxes net of federal benefit	9,440
Tax rate differences	(1,283)
Total income tax expense	$ 63,167

7. Income taxes (continued)

Temporary differences and carryforwards which gave rise to a significant portion of deferred tax assets and liabilities as of September 30, 2003 are as follows:

Deferred tax assets:		
Depreciation of fixed assets	$	990
Amortization of organization costs		780
California franchise tax benefit		4,900
Net operating loss carryforwards		52,470
Valuation allowance		-
Net deferred tax assets	$	59,140
Deferred tax liabilities:		
None	$	0
Net deferred tax asset	$	59,140

No valuation allowance is deemed necessary, as the Company anticipates generating adequate future taxable income to realize the benefits of all deferred tax assets on the balance sheet. The Company's federal net operating loss carry- forwards of $118,790 may be carried forward for 20 years and begin expiring in 2021.

As discussed in Note 1 the Company is a subsidiary of Holding. Holding files a consolidated tax return that includes the Company as a member of the consolidated group. The current and deferred taxes of the consolidated group are allocated to members of the group in their separately issued financial statements. Current and deferred income taxes are allocated to members of the group by applying FAS 109 as if it were a separate taxpayer. In addition, the members of the group record inter-company receivables and payables to reflect the tax benefits of net operating losses used in the consolidated tax return. The Company has collected the inter-company receivable that resulted from its net operating losses used in the consolidated tax return. Holding reimbursed the Company $252,006 for the use of $644,020 of net operating losses which reduced the amount of the deferred tax asset.

8. Contingencies - Litigation

There was a claim that was brought against the Company in February 2000 in the amount of $23,000. In the opinion of Counsel, the Company is likely to prevail in the case and therefore has not recorded a contingency.

9. Related party transactions

As described above, the Company is a wholly owned subsidiary of Holding. As of September 30, 2003, the Company had recorded a payable of $502,649 to Holding which is comprised of the following:

Reimbursement for legal fees	$	395,528
Advance		126,801
Intercompany taxes receivable	(	19,680)
Payable to affiliates	$	502,649

SCHEDULE I

Passport Securities, Inc.
Computation of Aggregate Indebtedness and
Net Capital Under Rule 15c3-1
September 30, 2003

NET CAPITAL		
Total shareholders' equity	$	1,485,627
Deductions:		
Goodwill		109,021
Securities not readily marketable		100,000
Other assets		81,145
Total deductions		290,166
Net Capital before haircuts on securities positions		1,194,461
Less: Haircuts on securities		(334,927)
Net Capital	$	859,534
AGGREGATE INDEBTEDNESS		
A.I. liabilities		
Payable to non-customers		103,587
Accounts payable		54,694
Total aggregate indebtedness	$	158,281
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	10,557
EXCESS NET CAPITAL	$	848,977
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.18 to 1

See accompanying notes to financial statements.


Vocker Kristofferson and Co.
1700 S. El Camino Real, Suite 406
San Mateo, CA 94402
(650) 574-5000 • FAX (650) 574-2334
AND CO.

Certified Public Accountants

INDEPENDENT AUDITOR'S
SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders of
Passport Securities

In planning and performing our audit of the consolidated financial statements of Passport Securities, Inc. (the Company), for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures, including tests of compliance with such practices and procedures during the period October 1, 2002 through September 30, 2003 followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. The Company is a small company, and essentially all of its operational and record-keeping procedures are performed by one individual. Consequently, the segregation of duties which is normally required for effective nature, timing and extent of the audit tests to be applied in our audit of the 2003 consolidated financial statements and this report does not affect our report on these financial statements dated November 11, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vocker Kristofferson and Co.

November 11, 2003
San Mateo, California